UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

RICI® LINKED – PAM ADVISORS FUND, LLC
(Exact name of registrant as specified in its charter)

DELAWARE	38-3743129
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Price Asset Management, Inc.
141 West Jackson Blvd., Suite 1340A
Chicago, IL  60604
(Address of principal executive offices) (zip code)

 (312) 261-4431
(Registrant’s telephone number, including area code)
__________________________

Copies to:

James B. Biery
Blake Fillion
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: 312-853-7000
Fax: 312-853-7036

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  RICI® Linked – PAM Total

Index Series LLC Interests
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Table of Contents

Item 1:	Business	1

i

Item 1:  BUSINESS

RICI® Linked - PAM Advisors Fund, LLC —  RICI® Linked - PAM Total Index Series

ORGANIZATIONAL CHART

Price Asset Management, Inc. (“PAM” or the “Managing Member”) acts as managing member, commodity pool operator and commodity trading advisor of RICI® Linked - PAM Advisors Fund, LLC (the “Company”) of which RICI® Linked - PAM Total Index Series is a series (the “Total Index Series”).  The Company consists of four series, the assets and liabilities of which are segregated from each other pursuant to Delaware law.  Only the limited liability company interests in the Total Index Series are being registered pursuant to this Registration Statement on Form 10.

Other than Man Financial Inc., all of the entities indicated in the organizational chart above are affiliated.  See “ – Conflicts of Interest” and “Item 7: Certain Relationships and Related Transactions, and Director Independence” below.

(a)	General Development of Business

The Total Index Series is a series of the Company that primarily invests its funds in a portfolio of futures contracts traded on recognized U.S. and non-U.S. markets, but may also trade over-the-counter forward or swap contacts, pursuant to the trading and investment methodology of PAM.  The Total Index Series began its trading activities on May 8, 2007.

The Company is a Delaware series limited liability company organized on October 3, 2006 under the Delaware Limited Liability Company Act (the “Act”) issuing different series (“Series”) of limited liability company interests (the “Interests”).  Section 18-215 of the Act provides that, if certain conditions (as set forth in Section 18-215) are met, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series shall not be enforceable against the assets of such particular series.  Accordingly, the assets of the Total Index Series include only those funds and other assets that are paid to, held by or distributed to the Company on account of and for the benefit of the Total Index Series, including, without limitation, funds delivered to the Company for the purchase of interests in the Total Index Series, and the liabilities of the Company generally or of any other Series are not chargeable against the assets of the Total Index Series; provided, however, that if there are assets or liabilities of the Company that are not readily associated with a particular Series, the Managing Member will allocate such assets or liabilities between or among any one or more Series in a fair and equitable manner in accordance with the terms of the Company's Limited Liability Company Agreement (Section 6(b)).  However, the limitations on inter-series liability provided by Section 18-215 have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet its liabilities.  The Company may establish and offer Interests in additional Series in the future with the same or different business terms without any notice to or consent of members.

Price Asset Management, Inc., an Illinois corporation, is the managing member, commodity pool operator (“CPO”) and commodity trading advisor (“CTA”) of the Company and the Total Index Series.  Under its Second Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), the Company has delegated all aspects of the Company and the Total Index Series’ management to PAM.  Accordingly, PAM controls and manages the business of the Company and the Total Index Series, and members of the Company, all of whom hold Interests in the Total Index Series or another Series of the Company (“Members”), have no right to participate in management or control of the Company or the Total Index Series.  PAM has been continuously registered with the Commodity Futures Trading Commission (“CFTC”) as a CPO since September 28, 2000 and as a CTA since March 3, 1999, and has been a member of the National Futures Association in such capacities since May 3, 1999.

Although Members have no right to participate in the control or management of the Company or the Total Index Series, Members are entitled to (i) vote on, by a majority of Net Asset Value (as defined below) of Interests affected, changes to the Operating Agreement, other than as described below, (ii) receive unaudited monthly financial information and audited annual financial statements (with respect to the Series in which they invest), (iii) review, subject to the confidentiality provision in the Operating Agreement, any material available to PAM relating to the Company, the Total Index Series, the operations of the Company and the Total Index Series, the offering of Interests, and the commodity experience and trading history of the principals and affiliates of PAM, (iv) withdraw its Interest from the Total Index Series as of each month-end, unless withdrawals have been suspended pursuant to the Operating Agreement and (v) exchange an Interest in the Total Index Series for an Interest in a different Series of the Company as of each month-end.

PAM may amend the Operating Agreement without the need of obtaining Members’ consent (a) to clarify any clerical inaccuracy, ambiguity or reconcile any inconsistency; (b) to add to the representations, duties or obligations of the Managing Member or surrender any right or power of the Managing Member for the benefit of the Members; (c) to amend the Operating Agreement to effect the intent of the allocations proposed therein to the maximum extent possible in the event of a change in the tax code, or the interpretations thereof affecting such allocations; (d) to attempt to ensure that the Company and each Series is not taxed as an association for federal income tax purposes; (e) so as to qualify or maintain the qualification of the Company as a limited liability company in any jurisdiction; (f) to delete or add any provision of or to the Operating Agreement required to be deleted or added by any federal or state agency or official or in order to opt to be governed by any amendment or successor statute to the Delaware Limited Liability Company Act; (g) to change the name of the Company or any Series and to make any modifications to the Operating Agreement to reflect the admission of an additional or substitute managing member; (h) to make any amendments to the Operating Agreement that is required by law; (i) to make any amendment that is appropriate or necessary, in the opinion of the Managing Member, to prevent the Company, any Series, the Managing Member, or their respective directors, officers or controlling persons from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended; (j) to take such actions as may be appropriate or necessary, in the opinion of the Managing Member, to avoid the assets of any Series from being treated for any purpose of ERISA or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any “plan” as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid any Series from engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975 (c) of the Code; (k) to include specific business terms applicable to any additional Series of Interests offered by the Company; or (l) to change any one or more of the provisions thereof, remove any one or more provisions therefrom or add one or more provisions thereto, for such purpose or purposes as the Managing Member may deem necessary, appropriate, advisable or convenient, provided that, in the Managing Member’s reasonable judgment, such amendment could not reasonably be expected to have a material adverse affect on the Members of the affected Series.

As of December 31, 2009, the aggregate Net Asset Value of the Total Index Series was approximately $168 million.

The Total Index Series’ fiscal year ends on December 31.

The Total Index Series has no subsidiaries.

The Total Index Series will terminate when the first of the following occurs:

(i)           Dissolution of the Company, which shall occur upon the first to occur of the following events:

(1)          PAM declares in writing that the Company shall be dissolved and gives notification thereof to its investors;

(2)          Withdrawal, insolvency, bankruptcy or dissolution of PAM; provided, however, that no event shall cause the dissolution of the Company if at the time of such event there is at least one other managing member of the Company and such other managing member carries on the business of the Company; or

(3)          The entry of a decree of judicial dissolution of the Company under Section 18-202 of the Act.

(ii)          The Managing Member declares in writing that the Total Index Series shall be terminated and gives notification thereof to investors of the Total Index Series.

(iii)         The entry of a decree of judicial dissolution of the Total Index Series under Section 18-215(1) of the Act.

The Total Index Series has not, to date, (1) been the subject of any bankruptcy, receivership or similar proceeding, (2) undergone any material reclassification, merger or consolidation or (3) had any material amount of its assets acquired or disposed of other than in the ordinary course of its business.

The Total Index Series is not a registered investment company or mutual fund.  Accordingly, Members do not have the protections afforded by the Investment Company Act of 1940, as amended (the “1940 Act”).

(b)	Narrative Description of Business

General

The assets of the Total Index Series are managed by PAM to replicate, as closely as possible, the positions represented by the Rogers International Commodity Index® (the “Index”).  The Index is a composite, U.S. dollar-based, total return index created by James Beeland Rogers, Jr. (“Mr. Rogers”) in July 1998. The Index was designed to meet the need for consistent investing in a broad based international vehicle; it represents the value of a basket of commodities consumed in the global economy, including agricultural, energy and metal products.  The Index is tracked via futures contracts on 35 different exchange-traded physical commodities, quoted in four currencies, listed on eleven exchanges in five countries and weighted based on an assessment of each commodity’s relative importance to international commerce.  The specific components and weighting of the Index are determined by Mr. Rogers and a committee consisting of representatives of a number of providers and/or distributors of investment products linked to the Index (the “RICI® Committee”), although Mr. Rogers is the final arbiter with respect to any changes of the Index’s components or their weightings.

The assets of the Total Index Series will generally consist of cash, cash equivalents with maturities of three months or less, U.S. government-sponsored enterprises or securities issued by federal agencies, and, to replicate the Index, futures contracts listed and actively traded on domestic and foreign regulated futures exchanges.  The assets could also include over-the-counter forward contracts and swaps in lieu of corresponding futures contracts if PAM, in its sole discretion, decides that such substitution is in the best interests of the Total Index Series.  The Total Index Series may also trade currency forward contracts in connection with hedging the Total Index Series’ currency exchange rate risk related to the Total Index Series’ non-U.S. dollar denominated futures positions.  PAM has authority over the Total Index Series’ assets to trade in the futures, forward and swap markets.  Man Financial Inc. (“MFI”) currently serves as the clearing broker of the Total Index Series and Price Futures Group, Inc. (“PFG”), an introducing broker registered with the CFTC, serves as introducing broker.  The offices of the Company, where the Company and the Total Index Series’ books and records are kept, are located at PAM’s office: 141 West Jackson Blvd., Suite 1340A, Chicago, IL, 60604.

Description of Trading Approach

In trading for the Total Index Series, PAM’s trading method is to replicate, as closely as possible, the positions and weightings represented by the Index.  The Total Index Series will invest its funds in an unleveraged portfolio of futures contracts traded on recognized U.S. and non-U.S. exchanges as dictated by the Index.  The only other products that the Total Index Series may utilize, from time to time, to access certain markets represented in the Index are “over-the-counter” forward and swap contracts, although PAM does not anticipate that any such forward or swap contracts will represent a significant portion of the Total Index Series.  The use of forward or swap contracts may cause the Total Index Series’ performance to deviate from the performance of the Index more so than if the Total Index Series acquired such positions via futures contracts.

PAM utilizes a series of rules, developed by Jim Rogers and monitored by the RICI Committee, which produce trading instructions designed to produce a portfolio of trades and positions in commodities which should track the Index.  PAM will enter trades consistent with those instructions.  PAM’s principals, in particular Allen D. Goodman, manage the Total Index Series’ trading activities described below.  PAM believes that the Total Index Series’ management activities will produce a return which reflects changes in the Index plus or minus 1.5% on an annual basis before fees and expenses applicable to the Total Index Series, although there can be no assurance that the Total Index Series’ annual deviation from the Index will not be greater than plus or minus 1.5% before fees and expenses.  With respect to the execution of trades, PAM may rely to an extent upon the judgment of others, including dealers, bank traders and floor brokers.  No assurance is given that it will be possible to execute trades regularly at or near the desired buy or sell price.

Since the Total Index Series’ portfolio is based on the Index, there is no active or discretionary trading by PAM in the traditional sense.  Unlike most other commodity pools, commodity futures are not  bought or sold to take advantage of hoped-for price movement.  Instead, PAM engages in only two types of trading on behalf of the Total Index Series, as described below.

A substantial portion of the trading by PAM is made for the purpose of rolling positions from near delivery dates to later delivery dates in order to ensure that the Total Index Series will not take actual delivery of a physical commodity. These rolling trades, made pursuant to a predetermined formula and rules, are placed and effected, to the extent possible, as spread transactions, in which the Total Index Series simultaneously buys and sells futures contracts corresponding to the same commodity, but for delivery in different months, as a single transaction.  PAM also engages in trading, monthly as necessary, to rebalance the Total Index Series’ exposure to each commodity to its intended weighting within the Index.  Such rebalance trades are outright trades (buy to increase exposure or sell to decrease exposure), unlike the roll trades effected as spreads.

The RICI® Committee reviews the Index at least annually to determine whether it may be necessary to change the components or relative weighting of the Index; however, such changes may be made at any time.  Mr. Rogers, as the founder and owner of the Index, chairs the RICI® Committee and is the final arbiter of its decisions.  If an adjustment of the Total Index Series is necessary to reflect an adjustment in the Index, PAM may add or subtract futures, forward or swap contracts to the Total Index Series and rebalance the Total Index Series’ portfolio accordingly. While the Index will be reviewed on at least an annual basis, there is no assurance that any adjustments will be made to the Index and the Total Index Series’ portfolio as a result.

Generally, if prices of commodities rise, then the value of an investment in the Total Index Series should appreciate. Correspondingly, if commodity prices decline, then the value of an investment in the Total Index Series should go down.  Investors in the Total Index Series will receive a positive return on investment only if the prices of the raw materials represented in the Total Index Series’ portfolio (plus interest income) increase at a rate that exceeds the Management Fee (as defined below), the Servicing Fee (if applicable and as defined below) and other expenses of the Total Index Series.  See “– Charges” below.

The Index

As of December 31, 2009, the Index consisted of the following commodities and weightings:

COMMODITY	Index	Futures Exchange	Currency (if not U.S. Dollars)
ENERGY
Crude Oil	21.00%	NYMEX
IPE Brent	14.00%	ICE
RBOB Gasoline	3.00%	NYMEX
Natural Gas	3.00%	NYMEX
Heating Oil	1.80%	NYMEX
IPE Gas Oil	1.20%	ICE
Total Energy	44.00%

METALS
Copper	4.00%	LME
Aluminum	4.00%	LME
Gold	3.00%	COMEX
Silver	2.00%	COMEX
Lead	2.00%	LME
Zinc	2.00%	LME
Platinum	1.80%	COMEX
Nickel	1.00%	LME
Tin	1.00%	LME
Palladium	0.30%	COMEX
	21.10%

AGRICULTURE
Wheat	7.00%	CBOT
Corn	4.75%	CBOT
Cotton	4.20%	NYCE
Soybeans	3.35%	CBOT
Soybean Oil	2.17%	CBOT
Live Cattle	2.00%	CME
Sugar	2.00%	CSCE
Coffee	2.00%	CSCE
Lumber	1.00%	CME
Lean Hogs	1.00%	CME
Cocoa	1.00%	CSCE
Rubber	1.00%	TOCOM	Japanese Yen
Soybean Meal	0.75%	CBOT

Canola	0.77%	WCE	Canadian Dollar
Orange Juice	0.66%	NYCE
Oats	0.50%	CBOT
Rice	0.50%	CBOT
Azuki Beans	0.15%	TGE	Japanese Yen
Greasy Wool	0.10%	SFE	Australian Dollar
	34.90%
Total	100.00%

Guide to Futures Exchanges:
CBOT: Chicago Board of Trade	CME: Chicago Mercantile Exchange
COMEX: Commodity Exchange—NY	CSCE: Coffee, Sugar and Cocoa Exchange
ICE: Intercontinental Exchange	LME: London Metals Exchange
NYCE: New York Cotton Exchange	NYMEX: New York Mercantile Exchange
SFE: Sydney Futures Exchange	TGE: Tokyo Grain Exchange
TOCOM: Tokyo Commodity Exchange	WCE: Winnipeg Commodity Exchange

Regulation

Under the Commodity Exchange Act, as amended (the “CEA”), commodity exchanges and futures trading are subject to regulation by the CFTC.  National Futures Association (“NFA”), a “registered futures association” under the CEA, is the only non-exchange self-regulatory organization for futures industry professionals.  The CFTC has delegated to NFA responsibility for the registration of CTAs, CPOs, futures commission merchants (FCMs), introducing brokers (IBs) and their respective associated persons and “floor brokers” and “floor traders.”  The CEA requires CPOs and CTAs, such as PAM, commodity brokers or FCMs, such as MFI, and IBs, such as PFG, to be registered and to comply with various reporting and record keeping requirements.  The CFTC may suspend a CPO’s or a CTA’s registration if it finds that its trading practices tend to disrupt orderly market conditions or in certain other situations.  In the event that the registration of PAM as a CPO or a CTA were terminated or suspended, PAM would be unable to continue to manage the business of the Total Index Series.  Should PAM’s registration be suspended, termination of the Total Index Series might result.

In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long or net short position which any person may hold or control in particular commodities.  Most exchanges also limit the changes in futures contract prices that may occur during a single trading day.

Items 101(h)(4)(i) through (viii), (x) and (xi) of Regulation S-K are not applicable.

The Total Index Series has no employees.

(c)	Total Index Series Assets and Cash Management Income

(i)           Total Index Series Assets and Custody of Assets

The Total Index Series’ assets are not used to “purchase” any futures contracts, but rather as margin, that is “good faith” deposits, to secure the Total Index Series’ obligations under the positions which it holds and as additional collateral to support fully those positions such that the

Total Index Series portfolio is unleveraged.  PAM will generally commit as margin for futures contracts, between approximately 10% and 20% of the Total Index Series’ assets with its clearing broker, to be held in accordance with Section 4d(a)(2) of the CEA and CFTC regulations thereunder.  Although actual margin amounts may be more or less than such percentages from time to time, PAM intends to hold no more than 20% of the Total Index Series’ assets at any time with CFTC-registered commodity brokers within customer segregated accounts.  The CEA requires a clearing broker to segregate all funds received from such broker’s customers in respect of futures (but not forward) transactions from such broker’s proprietary funds.  If any of the Total Index Series’ commodity brokers were not to do so to the full extent required by law, or in the event of a substantial default by one or more of such broker’s other customers, the assets of the Total Index Series might not be fully protected in the event of the bankruptcy of such broker.  Furthermore, in the event of such a bankruptcy, the Total Index Series would be limited to recovering only a pro rata share of all available funds segregated on behalf of the affected commodity broker’s combined customer accounts, even though certain property specifically traceable to the Total Index Series (for example, United States Treasury bills or cash deposited by the Total Index Series with such broker) was held by such broker.  Commodity broker bankruptcies have occurred in which customers were not able to recover from the broker’s estate the full amount of their funds on deposit with such broker and owing to them.  Commodity broker bankruptcies are not insured by any governmental agency, and Members would not have the benefit of any protection such as that afforded customers of bankrupt securities broker-dealers by the Securities Investors Protection Corporation.

PAM withdraws cash amounts in excess of margin requirements on a weekly basis and such excess cash is held at one or more major federally chartered banks, primarily in custodial accounts in the form of cash, cash equivalents with maturities of three months or less, and U.S. government-sponsored enterprises or securities.

In connection with the Total Index Series’ forward trading, if any, a portion of the Total Index Series’ funds may be kept on deposit with the banks and forward dealers with which the Total Index Series trades in the form of cash, cash equivalents with maturities of three months or less, and U.S. government-sponsored enterprises or securities.  Such funds are generally not protected by the same customer funds segregation requirements imposed on CFTC-regulated brokers.  However, PAM intends to engage in forward trading on behalf of the Total Index Series only with large, well-capitalized banks and dealers.

In connection with the Total Index Series’ foreign futures trading, a portion of the Total Index Series’ funds may be kept on deposit, in the form of cash or foreign government securities, in accounts inside or outside the U.S. with entities eligible to act as depositories under the CFTC regulations governing foreign futures trading in the following jurisdictions: Australia, Canada, England and Japan.

Approximately 25% - 30% of the Total Index Series’ assets are held in cash and the balance are invested in cash equivalents with maturities of three months or less and U.S. government-sponsored enterprises or securities (or, to a limited extent, foreign government securities in connection with trading on non-U.S. exchanges), other CFTC-authorized investments and certain other money market instruments (e.g., bankers acceptances and Eurodollar or other time deposits) and held at one or more major federally chartered U.S. banking institutions.  PAM will not commingle the property of the Total Index Series with the property of the Company generally or any other Series, person or entity (assets deposited with futures brokers and held in customer segregated accounts or deposited with banks and/or forward contract or swap dealers in connection with the Total Index Series trading activities shall not constitute a prohibited commingling).

The Total Index Series does not and will not: (1) invest in any equity security or (2) make loans to any person or entity (other than by the purchase of debt instruments, such as those issued by U.S. government-sponsored enterprises, as described above).

(ii)           Interest Income

Any interest earned on margin deposits and assets held in cash, or invested in cash equivalents and U.S. government-sponsored enterprises or securities will accrue to the Total Index Series.

(d)	Charges

Recipient	Nature of Payment	Amount of Payment
PAM and the Marketing Representative	Management Fee
The Total Index Series pays PAM, monthly in arrears, a management fee equal to 0.000542 of 1% of the month-end Net Asset Value of each Member’s capital account in the Total Index Series (a 0.65% annual rate) (the “Management Fee”).  PAM shares a portion of its Management Fee with Uhlmann Price Securities, LLC, the Company’s marketing representative (the “Marking Representative”).

Selling Agent	Servicing Fee
Members introduced to the Total Index Series through the Marketing Representative by approved qualified registered investment advisors are not charged a Servicing Fee.  Members introduced to the Total Index Series by an approved selling agent (a “Selling Agent”) will be charged a monthly servicing fee of up to 1% per annum as agreed, or as otherwise agreed, between the Member and such Member’s Selling Agent. The Servicing Fee will be deducted from such Member’s capital account and paid to such Member’s Selling Agent monthly in arrears based on the month-end Net Asset Value of such Member’s capital account in the Total Index Series.

Recipient	Nature of Payment	Amount of Payment
Clearing Brokers	Brokerage Commissions
Generally, the Total Index Series pays commodity brokerage commissions to the clearing broker of an average of approximately $12 per round-turn commodity futures contract, inclusive of execution costs and exchange and regulatory fees, however higher rates may apply for certain domestic contracts and on certain foreign exchanges (or due to changes in the exchange rate between the U.S. dollar and the foreign currencies in which foreign futures are margined and commissions paid).  PAM anticipates that the brokerage expense of the Total Index Series will not exceed 0.35% of the Total Index Series’ average month-end Net Assets (as defined below) per year.  In connection with any forward trades, the Total Index Series will absorb the “bid-ask” spread incorporated into the price of forward instruments in lieu of commissions.

Total Index Series	Withdrawal Fee
Withdrawals from the Total Index Series made prior to the end of the sixth full calendar month following a Member’s initial investment in the Total Index Series are subject to a withdrawal charge equal to 1% of the amount withdrawn, provided that such charge will not apply if the withdrawal is a deemed withdrawal resulting from a request to exchange Interests in the Total Index Series for interests in a different Series of the Company.

Various service providers	Operating / Offering Expenses
The Total Index Series bears all direct operating, offering and organizational expenses, including legal, accounting, administrative expenses (including the fees and expenses of any administrative service providers), audit and tax preparation expenses, expenses associated with the administration of the Total Index Series, printing and mailing costs, and government fees.  The Total Index Series will be responsible for the taxes, if any, imposed on it (as opposed to those imposed on Members in respect of their investments).  Any expenses of the Company as a whole, and not specific to any Series, will be allocated ratably among the Series, including the Total Index Series, in the ratio that the Net Asset Value of each Series bears to the aggregate Net Asset Value of all Series.

Recipient	Nature of Payment	Amount of Payment
Various parties	Extraordinary Expenses
The Total Index Series will be responsible for the taxes, if any, imposed on it (as opposed to those imposed on Members in respect of their investments).  In addition, the Total Index Series may be required to pay certain extraordinary charges incidental to its trading or the cost of any litigation in which the Total Index Series may become engaged.

(e)	Conflicts of Interest

The Managing Member

PAM has a conflict of interest between its fiduciary duty to the Total Index Series as managing member and its selection of itself as the Total Index Series’ trading advisor.  The Total Index Series has been formed specifically as an investment product to be managed by PAM, and PAM does not intend to appoint any other investment adviser for the Total Index Series.

PFG will act as the IB for the Total Index Series as well as for the other Series.  PFG will introduce the Total Index Series’ futures transactions to the clearing broker in return for a portion of the clearing broker’s commission.  Walter Thomas Price III (“Mr. Price”) is the sole shareholder of PFG.  In addition, Mr. Price is Chairman and 100% shareholder of PAM and an investor in the Marketing Representative.  As PAM chooses the Total Index Series’ service providers, PAM has a conflict of interest in choosing PFG and the Marketing Representative to perform services for the Total Index Series given Mr. Price’s relationship with these firms.

PAM also has a conflict of interest in determining whether to make distributions to the Members, as Management Fees paid to PAM will be higher if no distributions are made.  Due in part to the availability of periodic withdrawals, PAM does not currently intend to make any distributions to Members.

In addition to the Total Index Series, PAM directs the trading of one other Series which pursues a similar trading strategy to that of the Total Index Series, albeit limited to a specific market subset (i.e., agricultural only).  PAM also directs the trading of other accounts in the futures (as well as forward and swap) markets, and PAM and its principals may have incentives (financial or otherwise) to favor such accounts over the Total Index Series.  Different accounts pay different fees and compete for the same, or similar, positions with the Total Index Series.

PAM may have a conflict of interest in rendering advice to the Total Index Series because of other accounts managed or traded by it, including accounts owned by its principals, which may be traded differently from the Total Index Series’ account.  The records of PAM’s other customer accounts will not be made available to Members.

PAM, the Total Index Series’ brokers and their respective principals, affiliates and employees may trade in the commodity markets for their own accounts and the accounts of their clients, and in doing so may take positions opposite to those held by the Total Index Series or may be competing with the Total Index Series for positions in the marketplace.  The Total Index Series will compete with the other Series, for which PAM is also the managing member, for futures positions in the component commodities of the other Series.  Records of this trading are not available for inspection by Members.  Such trading may create conflicts of interest on behalf of one or more such persons in respect of their obligations to the Total Index Series.

Because PAM, the Total Index Series’ brokers and their respective affiliates, principals and employees may trade for their own respective accounts at the same time that they are managing the Total Index Series’ accounts, as a result of a neutral allocation system, testing a new trading system, trading their proprietary accounts more aggressively or pursuant to a trading method different from that employed by the Total Index Series or other actions, Members may from time to time take positions in their proprietary accounts which are opposite to, or ahead of, the positions taken for the Total Index Series.

Selling Agents; Marketing Representative

The Selling Agents may receive up-front compensation and will receive, along with the Marketing Representative, on-going compensation based on the on-going value of outstanding Interests.  Accordingly, to the extent that Members and/or their investment advisers consult with registered representatives of the Selling Agents or the Marketing Representative regarding the advisability of purchasing or withdrawing Interests from the Total Index Series, such representatives will have a conflict of interest between giving advice that such representatives believe is in the Members’ best interest and encouraging purchases and discouraging withdrawals so as to maximize the additional compensation payable to the Selling Agents and the Marketing Representative.

The Commodity Brokers

The Total Index Series’ brokers act as commodity brokers for other accounts.  The compensation received by such brokers from such accounts may be more or less than the compensation they receive for their services to the Total Index Series.  In addition, various accounts traded through such brokers (and over which such brokers may have discretionary trading authority) may take positions in the futures markets opposite to those of the Total Index Series or compete with the Total Index Series for the same positions.

Certain officers and employees of the Total Index Series’ brokers are, or may in the future be, members of U.S. commodities exchanges and are presently serving, or may in the future serve, on the governing bodies and standing committees of such exchanges and of their clearinghouses and of various industry organizations.  In such capacities, these employees have a fiduciary duty to the exchanges and their clearinghouses which could compel such employees to act in the best interests of these entities, without regard to whether such actions are to the detriment of the Total Index Series.

(f)	Allocation of Profit and Loss

Total Index Series Accounting.  PAM shall cause the Total Index Series to establish and maintain for each Member of the Total Index Series, a capital account.  The initial balance of each Member’s capital account shall be the amount of his initial contribution to the Total Index Series.  Subsequent capital contributions may be added to such Member’s capital account for the Total Index Series as of the last day of the month as provided in the Operating Agreement.  Allocations of profit and loss are made among the Members’ capital accounts pro rata in the ratio that the balance of each capital account bears to the balance of all capital accounts.  The balance of a Member’s capital account, together with such Member's withdrawal and limited voting rights described above, is such Member’s Interest.

Federal Tax Allocations.  The Total Index Series’ income, gain, loss, deduction and expense shall be allocated pro rata among the Members based on their respective capital accounts as of the last day of each month or of the fiscal year, as the case may be, in which such items accrue, after taking into account the allocation of Management Fees and Servicing Fees (if any) attributable to such Member.  Any gain or loss required to be taken into account in accordance with Section 1256 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) shall be considered a realized gain or loss for these purposes.

In the event that an Interest of the Total Index Series has been assigned, the allocations shall be made with respect to such Interest without regard to the assignment, except that in the year of assignment the allocations shall be divided between the assignor and the assignee based on the number of months each held the assigned Interest.

(g)	Reporting

For each month, PAM will report to each Member the value of such Member’s Interest as of the end of the month and as of the end of the previous month, the expenses incurred or accrued by the Total Index Series during the month and the Total Index Series’ aggregate realized and unrealized profit or loss for the month.  Additionally, PAM will distribute to each Member, not more than 90 days after the fiscal year end, financial statements for the Total Index Series, certified by an independent registered public accounting firm, and information necessary for the preparation of federal income tax returns.

(h)           Trademarks

The Company currently uses the Index, trademarks and service marks of Beeland Interests, Inc. and Mr. Rogers (the “Licensed Marks”) pursuant to an agreement with Beeland Management Company, L.L.C. (“Beeland”), a licensee of the Licensed Marks, with the consent of Beeland Interests, Inc. and Mr. Rogers.   The  agreement provides for an initial term of five years with an automatic five-year extension unless a party provides notice of its intent not to renew the agreement at least 60 days prior to the expiration of the initial five-year term.  The agreement will also terminate if the licensing arrangement between Beeland and Beeland Interests, Inc. is terminated.  If the agreement with Beeland is terminated, the Company may continue to use the Licensed Marks with respect to previously issued Interests, but no new Interests in the Company will be issued unless the Company otherwise obtains a right to use the Licensed Marks on an ongoing basis.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2010	RICI® LINKED – PAM ADVISORS FUND, LLC, RICI® LINKED – PAM TOTAL INDEX SERIES By: Price Asset Management, Inc., Its Managing Member

By: /s/ Allen Goodman Name: Allen Goodman Title: Chief Financial Officer